1 Better Health, Brighter Future Takeda Settles Tax Dispute with Irish Revenue over Break Fee Received by Shire OSAKA, Japan, October 18, 2023– Takeda (TSE:4502/NYSE:TAK) today announced that, on October 17, 2023 (IST), it agreed with the Irish Revenue Commissioners (“Irish Revenue”) to settle a tax assessment related to the treatment of an acquisition break fee received by Shire plc (“Shire”) in October 2014 from AbbVie Inc. (“AbbVie”), for EUR 130 million, resulting in a tax expense reduction of approximately JPY 63 billion for Takeda. On November 28, 2018, Shire received a tax assessment from the Irish Revenue for EUR 398 million in relation to the USD 1,635 million break fee Shire received in connection with the terminated offer by AbbVie to acquire Shire in 2014. Takeda appealed this assessment, and in late 2020 a hearing took place before the Irish Tax Appeals Commission (“TAC”). On July 30, 2021, Takeda received a ruling on the matter, with the TAC ruling in favor of Irish Revenue. While Takeda intended to appeal the TAC ruling and continued to assert that the AbbVie break fee was not subject to Irish tax, Takeda recorded a tax provision for the case in the fiscal quarter ended June 30, 20211. Subsequently, the TAC was required to rehear the matter in 2023. The re-hearing process was still ongoing when the parties reached this agreement. Under the terms of the agreement with Irish Revenue, Takeda will make a payment to Irish Revenue of EUR 130 million including interest and without penalties, as a full and final settlement of all liabilities in relation to the receipt of the break fee. As a result, Takeda will reverse its current tax provision in excess of the settlement amount of EUR 130 million and record approximately JPY 63 billion tax expense reduction in the consolidated financial statements for the quarter period ended September 30, 2023. This has no impact on Takeda’s Core financial results, as the tax expense reduction resulting from the settlement is a non-recurring item unrelated to Takeda’s ongoing operations. The EUR 130 million settlement amount will be paid to the Irish Revenue in the quarter period ending December 31, 2023. Takeda’s consolidated forecast for the fiscal year ending March 31, 2024 (FY2023) will be revised as appropriate and necessary, taking into account the aforementioned tax expense reduction as well as various 1 Please refer to “Takeda Receives Decision by the Irish Tax Appeals Commission Relating to Tax Assessment on Break Fee Shire Received from AbbVie”, dated August 2, 2021. News Release

2 other factors reflecting the current business environment and the progress and outlook of the business. Any revisions to the forecast will be announced during Takeda’s second quarter earnings call, scheduled for October 26, 2023. About Takeda Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com. Media Contacts: Global Media Brendan Jennings brendan.jennings@takeda.com Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543 Important Notice For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question- and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

3 Forward-Looking Statements This press release and any materials distributed in connection with this press release may contain forward- looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and- security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. ###